UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

Renegade Ventures, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-0780080
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2620 Regatta Drive, Ste 102 Las Vegas, NV	89128
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $0.00001 per share
(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

(a) Common and Preferred Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 2,250,000,000 shares of capital stock, of which 1,000,000,000 are shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock") and 1,000,000,000 are shares of Class B Common Stock, par value $.00001 per shares (the “Class B Common Stock”).  We have 250,000,000 authorized preferred stock.   As of June 30, 2012, 250,000,000 shares of Class A Common Stock and 300,000,000 shares of Class B Common Stock were issued and outstanding.  There are no Preferred Shares outstanding.

Class A Common Stock

The Certificate of Incorporation, as amended, authorizes the Company to issue up to 1,000,000,000 shares of Class A Common Stock ($0.00001 par value).  As of the date hereof, there are 250,000,000 shares of our Class A Common Stock issued and outstanding, which are held by 4 shareholders of record. Of these shares, 250,000,000 are not registered and are restricted from sale pursuant to the Securities Act of 1933, as amended.  All outstanding shares of Class A Common Stock are of the same class and have equal rights and attributes.  Holders of our Class A Common Stock are entitled to one vote per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefore. Unless otherwise required by the Delaware General Corporation Law or in our Articles of Incorporation, the Class A Common Stock and the Class B Common Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation.  Upon our liquidation or dissolution, the holders of our Class A and Class B Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Class A Common Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Class A Common Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any.

Class B Common Stock

Our Certificate of Incorporation, as amended, authorizes the Company to issue up to 1,000,000,000 shares of Class B Common Stock ($0.00001 par value).  As of the date hereof, there are 300,000,000 shares of our Class B Common Stock issued and outstanding, which are held by 3 shareholders of record. Of these shares, 300,000,000 are not registered and are restricted from sale pursuant to the Securities Act of 1933, as amended.  All outstanding shares of Class B Common Stock are of the same class and have equal rights and attributes. The Class B shares may convert into Series A at a rate equal to one (1) to one (1). Holders of our Class B Common Stock are entitled to fifty (50) votes per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors at the same rate as those declared for Class A shareholder. Unless otherwise required by the Delaware General Corporation Law or in our Articles of Incorporation, the Class A Common Stock and the Class B Common Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation.   Upon our liquidation or dissolution, the holders of our Class A and Class B Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Class B Common Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Class B Common Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any.

Preferred Stock

We have no issued preferred stock.  The board shall set the rights and privileges of any series of preferred that may be issued in the future

Item 2.	Exhibits.

See Exhibit Index.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 5, 2013	Renegade Ventures, Inc.

	By:	/s/ Joseph Wade
Chief Financial Officer

EXHIBIT INDEX

Incorporated by Reference Herein
Exhibit Number	Description	Form	Date

3.1	Amended and Restated Certificate of Incorporation	Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-183499)	February 7, 2013

3.2	Amended and Restated Bylaws.	Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-183499)	February 7, 2013